Exhibit 99.3

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DR., SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78729-1106	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

August 30, 2022

Mr. Brent Clum

Chief Financial Officer

MorningStar Partners LP

400 West Seventh Street

Fort Worth, TX 76102

Re:	Reserve Evaluation – Strip Pricing
MorningStar Partners, L.P. Interests
Total Proved Reserves
As of August 1, 2022

Dear Mr. Clum:

As requested, this report was prepared August 30, 2022 for MorningStar Partners, L.P. (“Morningstar”) for the purpose of submitting our estimates of proved reserves and forecasts of economics attributable to the subject interests. We evaluated 100% of Morningstar reserves, which are made up of oil and gas properties in various states. This report utilized an effective date of August 1, 2022, was prepared using strip pricing. The results of this evaluation are presented in the accompanying tabulation, with a composite summary of the values presented below:

			Proved
		Proved	Developed
		Developed	Non-	Proved	Proved	Total
		Producing	Producing	Developed	Undeveloped	Proved
Net Reserves
Oil	– Mbbl	28,910.8	3,826.3	32,737.1	20,262.1	52,999.2
Gas	– MMcf	359,584.7	937.9	360,522.6	24,843.3	385,365.9
NGL	– Mbbl	18,324.8	241.5	18,566.3	1,254.6	19,820.9
Revenue
Oil	– M$	2,085,305.5	277,195.5	2,362,500.8	1,427,634.4	3,790,135.0
Gas	– M$	1,129,017.1	1,855.5	1,130,872.6	100,622.1	1,231,494.8
NGL	– M$	388,567.7	6,448.0	395,015.7	40,831.5	435,847.2
Other	– M$	229,735.9	0.0	229,735.6	0.0	229,736.3
Net Profits Paid	– M$	15,028.6	0.0	15,028.6	0.0	15,028.6
Severance Taxes	– M$	249,588.3	15,301.7	264,889.9	94,239.0	359,129.0
Ad Valorem Taxes	– M$	71,926.3	6,837.8	78,764.1	30,156.4	108,920.5
Operating Expenses	– M$	1,642,255.6	69,436.4	1,711,691.7	266,962.2	1,978,653.7
Investments	– M$	0.0	9,786.8	9,786.8	143,268.7	153,055.5
Net Operating Income (BFIT)	– M$	1,853,827.3	184,136.3	2,037,963.2	1,034,461.7	3,072,425.3
Discounted at 10%	– M$	1,009,850.6	98,548.4	1,108,398.8	352,880.5	1,461,279.0

MorningStar Partners, L.P. Interests

Reserve Evaluation – Strip Pricing

August 30, 2022

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties by Cawley, Gillespie & Associates, Inc. (“CG&A”).

The oil reserves include oil and condensate. Oil and natural gas liquid (“NGL”) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Presentation

This report is divided into five major reserve category sections: Total Proved (“TP”), Proved Developed (“PD”), Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”), and Proved Undeveloped (“PUD”). Within each section are grand total Table I and Table II (except for TP) summaries. Table I presents composite reserve estimates and economic forecasts for the particular reserve category.

For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter. The data presented in each Table I is explained in page one (1) of the Appendix.

Hydrocarbon Pricing

As requested for the July 31, 2022 Strip Price scenario, oil and gas prices were adjusted to the following index prices:

	WTI-Cushing	Henry Hub
	Oil Price	Gas Price
Year	$/BBL	$/MMBTU
2022	94.923	8.356
2023	86.489	5.633
2024	79.375	4.656
2025	74.464	4.501
2026	71.017	4.399
Thereafter	Flat	Flat
Cap	71.017	4.399

Beginning January 1, 2026, oil and gas prices were held constant at $71.017 per BBL and $4.399 per MMBTU, respectively. NGL prices were applied on average at 30.7% of WTI Cushing oil prices as provided. Adjustments to oil and gas prices were made based upon data provided by your office. These adjustments include treating cost, transportation charges and/or crude quality and gravity corrections.

Economic Parameters

Ownership was accepted as furnished and has not been independently confirmed. Lease operating expenses (“LOE”) and investments were forecast by field or by property using the latest historical data available. LOE includes fixed and variable components. The fixed LOE costs represent all costs not tied to produced volumes and the variable costs consist of fees for water disposal, gas compression, processing and transportation, and other variable expenses. All expenses can be found as Operating Expense (column 22) in the attached tables. Capital costs for all upside properties were applied as provided and have not been independently verified. However, all commercial parameters appear to be reasonable and appropriate based on our review and were held constant (not escalated) throughout the life of the properties.

MorningStar Partners, L.P. Interests

Reserve Evaluation – Strip Pricing

August 30, 2022

Reserve Estimation Methods

The methods employed in estimating reserves are described on page 2 of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy. All reserve estimates involve an assessment of the uncertainty relating to the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends mainly on the amount of the reliable geologic and engineering data available at the time of the estimate and the interpretation of such data, as well as the inherent uncertainties attributable to variations in reservoir and rock quality, offset drainage, mechanical wellbore integrity among others. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves, and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. This report addresses only the proved reserves attributable to the properties evaluated herein.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

CG&A evaluated 75 PDNP and 196 PUD locations, targeting various reservoirs in Texas and New Mexico. Non-producing and undeveloped reserves were assigned based on regional type curves and analogy to recent, modern completions. Furthermore, the development schedule and capital costs for drilling and completion were provided by MorningStar and accepted as provided. However, our review showed the development plan and related capital to be reasonable and appropriate for this evaluation.

General Discussion

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by CG&A. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included.

The reserve classifications and the economic considerations applied herein conform to the criteria set forth in the June 2018 Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers (SPE). The SPE-PRMS guidelines are presented in brief form in pages 3 through 7 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date, except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

MorningStar Partners, L.P. Interests

Reserve Evaluation – Strip Pricing

August 30, 2022

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 60 years. The lead evaluator preparing this report was W. Todd Brooker, P.E., President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or MorningStar Partners, L.P., and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

The professional qualifications of the undersigned, the technical person primarily responsible for the preparation of this report, are included as an attachment to this letter. This letter is for the use of MorningStar Partners LP. This letter should not be used, circulated, or quoted for any other purpose without the express written consent of Cawley, Gillespie & Associates, Inc. or except as required by law.

Sincerely,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

W. TODD BROOKER, P.E.
PRESIDENT